Exhibit 4.9

April 30, 2020

Personal & Confidential

Delivered by E-mail

Justin Hannewyk

304—1126 Barclay Street

Dear Mr. Hannewyk,

RE: Employment Agreement

Further to our recent discussions, Dronelogics Systems Inc. (“Dronelogics”) is pleased to offer you this new employment contract (“Agreement”), which will supersede your existing employment agreement with Dronelogics.

1.	Effective Date; Location This Agreement is contingent and conditional upon Draganfly Inc. (“Draganfly”) completing its share purchase acquisition of Dronelogics (the “Transaction”) by April 30, 2020, or such other date as may be subsequently agreed to by the parties in writing (“Deadline”). If Draganfly does not complete the Transaction by the Deadline, this Agreement (and any schedules, attachments and enclosures thereto) is null and void. If Dronelogics completes the Transaction by the Deadline, this Agreement (and any schedules, attachments and enclosures thereto) will take effect on the date of such completion.

2.	Existing Employee; Fresh Consideration The parties acknowledge that you have been employed with Dronelogics since January 13, 2009. Dronelogics wishes to continue your employment subject to the terms and conditions of this Agreement, and you wish to continue your employment with Dronelogics on such terms and conditions. Subject to the terms and conditions of this Agreement, your seniority of employment with Dronelogics will be recognized for all purposes. The parties acknowledge and agree that you will be provided with sufficient consideration in exchange for your execution of this Agreement, including but not necessarily limited to compensation, benefits, Options and RSUs set out herein.

3.	Duration Your employment under this Agreement will be indefinite, subject to the termination provisions set out herein. As you will be living and working primarily in British Columbia in respect of this employment, the British Columbia Employment Standards Act and the regulations thereunder, as may be amended from time to time, (“ESA”) will apply to this employment.

4.	Conditions You may be required to undertake occasional business travel (both domestic and international). Accordingly, you will be required to maintain an up-to-date passport and remain legally able to travel for business internationally.

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5.	Position and Responsibilities You will continue to be employed in the position of President of Dronelogics. You will be expected to faithfully perform the duties and functions which are consistent with the duties of this position and such other duties as may be prescribed or specified from time to time by Dronelogics. You will also act as a director on Draganfly’s board of directors (the “Draganfly Board”). You will resign from this position as director immediately upon cessation of your employment with Dronelogics, except as may be agreed otherwise by the parties in writing.

In addition to the compensation and benefits that you are eligible for as a President of Dronelogics, which is set out in Section 6 of this Agreement, your compensation as a director on the Draganfly Board is set out in Schedule “A” of this Agreement. Dronelogics represents that it has authority from the Draganfly Board and Draganfly to offer the compensation in Schedule “A” to you.

You will be employed on a full-time basis for Dronelogics and you understand and agree that you will work a minimum of 40 hours per week. You acknowledge and agree that you will be required to work such other hours as may reasonably be necessary for the proper performance of the duties of your position, subject to compliance with the minimum requirements of the ESA.

Due to the managerial nature position of your position as President of Dronelogics, you will not be entitled to any form of overtime compensation.

You agree to carry out all lawful instructions given to you by Dronelogics. You also acknowledge and hereby agree to observe all rules and policies of Dronelogics. Dronelogics reserves the right to revise, revoke, or introduce new rules and policies, as Dronelogics may deem necessary from time to time, and you will also be required to abide by any new or revised rules and policies, once you are advised of them and they come into effect.

You are expected to devote your full time and attention during your working hours to promoting the business and interests of Dronelogics. While working for Dronelogics, you may participate in charitable organizations or other similar organizations, subject to the reasonable objection of Dronelogics and provided that such participation does not interfere with the proper discharge of your duties to Dronelogics. However, you must not carry out any other work or be involved in any other business for yourself or any other person, firm or company (whether for compensation or not) without first obtaining written permission from the Draganfly Board. You acknowledge that you do not currently have any involvements for which such permission must be sought. Notwithstanding the foregoing, nothing in this paragraph shall prohibit you from having an interest in, being employed by, or working in the business of: (i) providing cinematography, scanning services related to cinematography and virtual reality and game design related solely to cinematography in Canada, including by using drones, and (ii) development and sale of associated hardware world-wide (including the VersaArm and other camera arms) and accessories, other than drones; and in each case, related services carried on by Dronelogics prior to completion of the Transaction, and which, for greater certainty, has not been acquired by Draganfly under the Transaction. Additionally, you shall not be in default under this paragraph by virtue of your holding, strictly for portfolio purposes and as a passive investor, no more than five percent (5%) of the issued and outstanding shares of, or any other interest in, any body corporate which is listed on any recognized stock exchange, the business of which body corporate is in competition, in whole or in part, with Dronelogics.

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6.	Compensation and Benefits

(a)	Base Salary Your annual base salary under this Agreement will be $120,000, payable in accordance with our regular payroll schedule, as may be increased by Dronelogics from time to time in its sole discretion (“Base Salary”).

(b)	Stock Options As President of Dronelogics, you will be eligible for the stock options as set out in Schedule “B”.

(c)	Incentive In addition to your Base Salary, you will be eligible to participate in any incentive plans Dronelogics’ board of directors (“Dronelogics Board”) may implement, or amend, from time to time in consultation with Draganfly Board (“Incentive Plan”). For emphasis, the Dronelogics Board has full discretion in respect of any Incentive Plan, including but not limited to, targets, amending the plan from year-to-year, assessing performance and payouts. Such discretion will be exercised in good faith. Subject to the Dronelogics Board, confirming that the following Incentive Plan targets have been met and subsequent verification by the Draganfly Board, you will be eligible to receive the following:

(i)	$20,000 Milestones bonus if the annual Dronelogics budget is achieved; and

(ii)	2% of revenues exceeding the annual Dronelogics budget, subject to the revenues having a minimum 25% margin.

Except as expressly stated otherwise elsewhere in this Agreement, if you resign from your employment with Dronelogics or Dronelogics terminates your employment for cause, any Incentive Plan payment for the calendar year in which the date of termination of employment occurs shall be cancelled, and you will not be entitled to any Incentive Plan payment for any period following the termination date, but any unpaid Incentive Plan payment payable to you in respect of a calendar year that has ended prior to the date of your termination of employment will be paid to you.

Except as expressly stated otherwise elsewhere in this Agreement, if your employment with Dronelogics ends for any reason other than your resignation or for cause, any Incentive Plan payment payable to you for the calendar year in which the date of termination of employment occurs shall be prorated based on the number of days of your employment with Dronelogics in the calendar year in which the date of termination occurs, and any unpaid Incentive Plan payment payable to you in respect of a calendar year that has ended prior to the date of termination of your employment will be paid to you, but you will not be entitled to any Incentive Plan payment for any period following the termination date.

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(d)	Health Benefits You will be eligible to participate in any group benefits Dronelogics may implement from time to time in its sole discretion (“Group Benefits”). Your participation in any Group Benefit plan is subject to the terms and conditions of any applicable benefit carriers. Furthermore, Dronelogics reserves the right to amend benefits and/or to switch to a different carrier or plan, and you will not have any right to compensation as a consequence.

(e)	Vacation Subject to future increases based on existing practices for Dronelogics’ senior executives, during each year of employment you will be entitled to four (4) weeks of paid vacation per calendar year, pro rata for any part calendar years. The vacation year is a calendar year and you will immediately become entitled to your full vacation entitlement commencing on January 1 of each calendar year. You are required to use all paid vacation within one (1) year following the calendar year of accrual. Failure to do so will result in you forfeiting the paid vacation time in question, subject to any minimum requirements of the ESA being honoured.

During any statutory leave provided for by the ESA or any other leave that is more extensive than casual sick leave of short duration, vacation entitlement and/or vacation pay shall only accrue in accordance with the minimum requirements of the ESA.

At the cessation of your employment with Dronelogics, any paid vacation time not taken by you, and which has not been forfeited, will be paid out to you as part of final wages.

(f)	Expenses You will be reimbursed for reasonable and customary business expenses incurred in the course of performing your duties hereunder, in accordance with Dronelogics’ policies and practices (as amended from time to time) and conditional upon submission of receipts and details satisfactory to Dronelogics.

(g)	Equipment During the course of your employment, Dronelogics may supply you with equipment, devices or other property to carry out your responsibilities hereunder. You agree that during the term of your employment and thereafter any and all equipment, devices or other property provided to you by Dronelogics shall remain the property of Dronelogics (“Dronelogics Property”). The foregoing shall include all property (whether in electronic or hard copy form), including without limitation computers, peripherals, software, cellular phones, keys, door passes and any other equipment. You understand and agree that you will not be entitled to use any Dronelogics Property for any period after the last day of your active employment, and you will not be entitled to compensation for the loss of use of Dronelogics Property.

(h)	Mileage Allowance Dronelogics will reimburse you for all mileage accumulated on your personal vehicle that was incurred solely for completing Dronelogics business and only for travel to and from Dronelogics’ premises and its customers. Such reimbursement will be paid monthly and conditional upon submission of receipts and details satisfactory to Dronelogics.

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(i)	Cell Phone Reimbursement Dronelogics will reimburse you for 50% of your monthly cellular telephone bill.

(j)	Directors and Officers Liability Insurance Dronelogics will maintain directors and officers’ insurance for your benefit in your capacity as a director or officer of Dronelogics and any of its subsidiaries or affiliates.

7.	Cessation of Employment

(a)	Resignation You must give thirty (30) days’ prior written notice if you wish to resign (“Resignation Notice Period”). Once you give Dronelogics notice of resignation, Dronelogics reserves the right to waive all or part of any resignation notice exceeding the Resignation Notice Period, in which case your resignation will take effect and your employment will cease at the end of the reduced period, with no further obligation to you, except as otherwise necessary to comply with the minimum requirements of the ESA. Dronelogics also reserves the right to, at any point during the Resignation Notice Period, (i) require you to immediately return all Dronelogics Property; and/or (ii) require you to refrain from being present at any Dronelogics worksites. You acknowledge and agree that if Dronelogics exercises the foregoing right, it shall not constitute a termination of your employment, a breach of this Agreement or constructive dismissal.

(b)	Termination for Cause Subject to strict compliance with the minimum requirements of the ESA, Dronelogics may terminate your employment at any time for cause, upon providing written notification to you. For these purposes, “cause” means any grounds at law for which an employer is entitled to dismiss an employee summarily without notice or compensation in lieu of notice.

(c)	Termination without Cause in the Absence of a Change of Control Other than during the six (6) month period following a Change of Control, Dronelogics may terminate your employment at any time without cause, and you will be entitled to terminate your employment with Dronelogics at any time for Good Reason. Upon either of the immediately foregoing events, Dronelogics will provide you with the following:

(i)	such notice, or in Dronelogics’ sole discretion, payment in lieu of all or any part thereof, as is necessary to meet the minimum requirements under the ESA, together with any other minimum statutorily prescribed payments, entitlements and benefits, and

(ii)	twelve (12) months’ notice less the minimum amount of notice to which you are entitled under the ESA, or in Dronelogics’ sole discretion payment of Base Salary plus Dronelogic’s cost of paying your Group Benefits in lieu of all or any part of the notice set out in this subsection,

(the “Severance Amount”).

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In addition to the Severance Amount, if your employment with Dronelogics ends under section 7(c) of this Agreement, any Incentive Plan payment payable to you for the calendar year in which the date of termination of employment occurs shall be prorated based on the number of days of your employment with Dronelogics in the calendar year in which the date of termination occurs, and any unpaid Incentive Plan payment payable to you in respect of a calendar year that has ended prior to the date of termination of your employment will be paid to you, but you will not be entitled to any Incentive Plan payment for any period following your termination date. Furthermore, any paid vacation time not taken by you, and which has not been forfeited, will be paid out to you as part of final wages. There is no duty to mitigate in respect of Section 7(c) of this Agreement. If you are entitled to the amounts set out in Section 7(c) of this Agreement, you will not be entitled to any payment under Section 7(d) of this Agreement.

In consideration of and as a condition precedent to receiving any entitlement under Section 7(c)(ii) of this Agreement, within fifteen (15) days after receiving notice of termination from Dronelogics, you must sign and deliver to Dronelogics a release in favour of Dronelogics and affiliates, based on the standard form employment release then in use by Dronelogics.

(d)	Change of Control Termination Dronelogics may terminate your employment at any time without cause during the six (6) months following a Change of Control, and you will be entitled to terminate your employment with Dronelogics for Good Reason during the six (6) months following a Change of Control (and you must provide written notice to Dronelogics of the Good Reason within this six (6) month period). Upon either of the immediately foregoing events, Dronelogics will provide you with the following:

(i)	payment in lieu as is necessary to meet the minimum requirements under the ESA, together with any other statutory prescribed minimum payments, entitlements and benefits; and

(ii)	payment of Base Salary plus Dronelogic’s cost of paying for your Group Benefits, for the following period: twelve (12) months less the minimum amount of notice to which you are entitled under the ESA for the cessation of employment,

(the “Change of Control Severance”).

In addition to the Change of Control Severance, if your employment with Dronelogics ends under section 7(d) of this Agreement, any Incentive Plan payment payable to you for the calendar year in which the date of termination of employment occurs shall be prorated based on the number of days of your employment with Dronelogics in the calendar year in which the date of termination occurs, and any unpaid Incentive Plan payment payable to you in respect of a calendar year that has ended prior to the date of termination of your employment will be paid to you, but you will not be entitled to any Incentive Plan payment for any period following your termination date. Furthermore, any paid vacation time not taken by you, and which has not been forfeited, will be paid out to you as part of final wages. There is no duty to mitigate in respect of Section 7(d) of this Agreement. If you are entitled to the amounts set out in Section 7(d) of this Agreement, you will not be entitled to any payment under Section 7(c) of this Agreement.

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In consideration of and as a condition precedent to receiving any entitlement under Section 7(d)(ii) of this Agreement, within fifteen (15) days after receiving notice of termination from Dronelogics, you must sign and deliver to Dronelogics a release in favour of Dronelogics and affiliates, based on the standard form employment release then in use by Dronelogics.

(e)	Change of Control “Change of Control” means:

(i)	the occurrence of:

(A) an amalgamation, arrangement, merger or other consolidation of Dronelogics or its parent with another issuer entity pursuant to which the shareholders of Dronelogics or its parent immediately prior thereto do not immediately thereafter own shares (or other securities) of the successor continuing corporation (or other issuer entity) which entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation (or other issuer entity) which may be cast to elect directors of that corporation (or the equivalent of such other issuer entity) (unless such transaction relates to an issuer with tax attributes and the shareholders of Dronelogics or its parent retain more than 50% of the equity of the successor continuing entity);

(B) a liquidation, dissolution or winding-up of Dronelogics or its parent; or

(C) a sale, lease or other disposition of all or substantially all of the assets of Dronelogics or its parent;

provided that, a Change of Control does not include: (i) an initial public offering of Dronelogics or its parent; (ii) a reverse takeover following which the shareholders of Dronelogics or its parent immediately prior thereto own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of such corporation; (iii) any other internal reorganization where beneficial ownership of the issued and outstanding shares of Dronelogics or its parent remains unchanged; or (iv) Draganfly’s acquisition of Dronelogics by the Deadline.

(f)	For the purposes of this Agreement, “Good Reason” means the occurrence of any of the following, unless consented to in writing by you:

(i)	a material decrease in your title, position, or responsibilities;

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(ii)	a reduction of more than fifteen percent (15%) in your then current base salary;

(iii)	any material breach of this Agreement by Dronelogics;

(iv)	the relocation of your principal place of employment to a location more than one hundred (100) kilometers from Dronelogics office at which you are located as at the Deadline, or

(v)	anything else that would constitute a constructive dismissal of your employment with Dronelogics at common law.

(g)	Termination by Death This Agreement and your employment hereunder shall be automatically terminated by death. All compensation to you shall cease at your death, subject to compliance with the minimum requirements of the ESA.

(h)	General If your employment with Dronelogics ceases for any reason whatsoever, then:

(i)	Group Benefit coverage will end on the earliest day strictly permitted under the ESA. No further Group Benefit coverage will be provided. However, notwithstanding the cancellation of Group Benefit coverage, you will be entitled to be compensated for the costs of your Group Benefits in accordance with sections 7(c) and 7(d) as outlined above.

(ii)	Any paid vacation time not taken by you, and which has not been forfeited, will be paid out to you as part of final wages

(iii)	Where applicable, if a court of competent jurisdiction finds that you have been constructively dismissed by Dronelogics or that Dronelogics did not have cause to terminate your employment, and such termination occurred at any time other than in the period of six (6) months following a Change of Control, your entitlements will still be limited to those detailed in Section 7(c) of this Agreement.

(iv)	Where applicable, if a court of competent jurisdiction finds that you have been constructively dismissed by Dronelogics or that Dronelogics did not have cause to terminate your employment, and such termination occurred in the period of six (6) months following a Change of Control, your entitlements will still be limited to those detailed in Section 7(d) of this Agreement.

(v)	It is intended that the provisions set out above in this Section 7 of this Agreement are in satisfaction of and substitution for any and all statutory rights and common law rights, including without limitation, any right to reasonable notice of termination. To be clear, in no case will the total payments and entitlements provided to you in respect of the termination of your employment be less than your minimum entitlements pursuant to the ESA. In the event that your minimum entitlement under the ESA exceeds these contractual provisions, then those entitlements shall replace these provisions and no further entitlements or payments are due to you pursuant to the ESA or at common law.

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(vi)	Except as otherwise set out above in this Agreement, or as otherwise may be strictly required under the ESA, you will not be entitled to notice or severance or compensation in lieu of notice or any other compensation or benefits or entitlements of any nature whatsoever upon cessation of your employment with Dronelogics.

8.	Confidentiality, Ownership of Property, Non-Compete and Non-Solicitation In order to accept this Agreement, you must also sign and abide by the Confidentiality, Ownership of Property, Non-Compete and Non-Solicitation Agreement attached to this offer.

9.	General Terms

(a)	Governing Law This Agreement shall be governed and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein. You and Dronelogics hereby irrevocably submit and attorn to the exclusive jurisdiction of the courts of British Columbia. Notwithstanding the foregoing, Dronelogics may enforce this Agreement anywhere in the world, should there be a breach of the Agreement that occurs outside of British Columbia.

(b)	ESA Notwithstanding anything to the contrary in this Agreement, Dronelogics intends to fully comply with the strict requirements of the ESA. Therefore, where the minimum requirements of the ESA provide you with any greater entitlements than those set out in this Agreement, Dronelogics will provide you with such minimum entitlements in substitution for any relevant entitlements set out in this Agreement, and no further entitlements or payments are due to you pursuant to the ESA, or at common law.

(c)	Severability Each of the covenants and obligations set out in this Agreement will be construed as constituting obligations independent of each other and of any other obligations in the Agreement. If any provision of this Agreement is held by a court of competent jurisdiction to be overly broad, that provision is to be construed to afford Dronelogics the maximum protection permitted by law. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, that provision is to be deleted in such jurisdiction only, and the other provisions remain in effect and are valid and enforceable to the fullest extent permitted by law.

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(d)	Survival and Enforceability If your employment with Dronelogics ceases for any reason whatsoever, the provisions set out in Section 8 of this Agreement, the Confidentiality, Ownership of Property, Non-Compete and Non-Solicitation Agreement and Section 9 of this Agreement will each survive and remain enforceable by Dronelogics in a court of competent jurisdiction, notwithstanding the existence of any claim or cause of action you may assert against Dronelogics, whether predicated on this Agreement or otherwise. You also acknowledge that it would be difficult to compute the monetary loss to Dronelogics arising from your breach or threatened breach of your obligations under Section 8 of this Agreement and the Confidentiality, Ownership of Property, Non-Compete and Non-Solicitation Agreement and accordingly, Dronelogics will be entitled, in addition to any other rights and remedies that it may have at law or equity, to a temporary or permanent injunction restraining you from engaging in or continuing any such breach.

(e)	Entire Agreement This Agreement (and any references to other agreements or obligations under this Agreement) constitutes the entire agreement between Dronelogics and yourself with respect to the subject matter herein, and supersedes any prior agreements between the parties regarding the subject matter herein. No other representations, negotiations or conditions, either verbal or written, shall be of any force or effect except as expressly agreed upon in writing by us. Both you and Dronelogics hereby release and forever discharge the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any prior agreements and representations.

(f)	Amendment No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

(g)	Assignment You may not assign, pledge or encumber any interest in this Agreement without the prior written consent of Dronelogics. Dronelogics may assign this Agreement to another entity controlled by Dronelogics, to any affiliate of Dronelogics or to any entity with which Dronelogics may merge or consolidate or to which it may transfer substantially all of its assets.

(h)	Authority to Work in Canada You verify that you are legally authorized to work in Canada for Dronelogics.

(i)	Currency/Withholdings All dollar amounts herein are expressed in Canadian dollars, unless otherwise stated. All payments and other remuneration made by Dronelogics to you will be subject to statutory deductions and withholdings required by any applicable law or regulation.

(j)	Acknowledgment/Waiver You acknowledge that you will receive actual and valuable consideration including but not limited to the compensation and benefits set out in Section 6 herein, in exchange for signing this Agreement and the attached Confidentiality, Ownership of Property, Non-Compete, and Non-Solicitation Agreement. You further acknowledge that it is our mutual intention that your obligations under Section 8 and the Confidentiality, Ownership of Property, Non-Compete and Non-Solicitation Agreement shall be deemed to have been in effect since your commencement of employment with Dronelogics and you acknowledge that, to date, you have fully complied with those obligations.

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(k)	Execution in Counterparts This Agreement and any attachments may be executed by the parties in separate counterparts each of which, when executed, will be considered to be an original and all of which will constitute the same agreement. Delivery, acceptance and execution of this Agreement or counterparts of it, by facsimile, e-mail or other functionally equivalent electronic means of signature and transmission, constitutes valid and effective delivery, acceptance and execution and shall be legally effective to create a valid and binding agreement between the parties.

Please review this letter carefully and indicate your acceptance of this Agreement and the terms and conditions contained herein, by signing your name where indicated below and returning a signed copy of the letter to me on or before April 30, 2020. You must also sign and return, at the same time, the enclosed Confidentiality, Ownership of Property, Non-Compete and Non-Solicitation Agreement.

Sincerely,

Dronelogics Systems Inc.

Per:	/s/ Cameron Chell
Name:	Cameron Chell
Title:	Director

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Confirmation, Acceptance and Consent. I am not relying on any representation other than those set out in this offer. I have had the opportunity to confer with an independent legal advisor, if I so wished, in advance of signing below and I have either obtained such advice or declined to do so.

I understand that from time to time, Dronelogics will collect, use and disclose my personal information to establish, manage, terminate and administer the employment relationship. For these purposes, “personal information” means any information about me as an identifiable individual, but does not include my name, title, business address or telephone number at Dronelogics. I also understand that Dronelogics will disclose my personal information to third parties where required (1) for payroll/direct deposit; (2) to manage and promote Dronelogics’ business; (3) to sell, acquire, finance and transfer businesses; (4) for any other purposes that a reasonable person would consider appropriate in the circumstances of an employment relationship, and (5) where required or permitted by law to do so. For these purposes I acknowledge that some of my personal information may be retained or used in countries, including the United States, where privacy laws may offer different levels of protection from those in Canada and while Dronelogics takes all reasonable measures to protect personal information, it may be subject to access by and disclosure to law enforcement agencies in those foreign jurisdictions. I hereby consent to Dronelogics’ collection, use, disclosure, and retention of my personal information for these purposes.

I have read and understood this offer, and I accept and agree to be bound by its terms.

Signed:	/s/ Justin Hannewyk	Date:	April 30, 2020

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SCHEDULE “A”

This is Schedule “A” to an Employment Agreement dated April 30, 2020 between Dronelogics Systems Inc. (“Dronelogics”) and Justin Hannewyk

Subject to the receipt of all necessary regulatory approvals, Draganfly Inc. (“Draganfly”) shall grant to you, the following as compensation for you serving as a director on the board of directors of Draganfly (“Draganfly Board”):

(i)	125,000 stock options in Draganfly, which shall vest (and be governed) in accordance with Draganfly’s stock option plan; and

(ii)	125,000 restricted share units in Draganfly (“RSU”), which shall vest (and be governed) in accordance with Draganfly’s RSU plan.

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SCHEDULE “B”

This is Schedule “B” to an Employment Agreement dated April 30, 2020 between Dronelogics Systems Inc. (“Dronelogics”) and Justin Hannewyk

Subject to the receipt of all necessary regulatory approvals, you shall be granted the following as compensation for you serving as President of Dronelogics:

(iii)	125,000 stock options in Draganfly Inc.(“Draganfly”), which shall vest (and be governed) in accordance with Draganfly’s stock option plan; and

(iv)	125,000 restricted share units in Draganfly (“RSU”), which shall vest (and be governed) in accordance with Draganfly’s RSU plan.

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